SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of December, 2007
(Commission File Number: 000-24876)
TELUS Corporation
(Translation of registrant’s name into English)
21st Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal registered offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

DOCUMENTS FILED
See Exhibit Index hereto for a list of the documents filed herewith and forming a part of this Form 6-K.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated:  December 11, 2007

TELUS Corporation
/s/ Audrey Ho
Name:	Audrey Ho
Title:	Vice President, Legal Services and General Counsel and Corporate Secretary

Exhibit Index

99.1	Offer

99.2	Letter of Acceptance and Transmittal

99.3	Notice of Guaranteed Delivery